Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on December 18, 2024 at 11:00 a.m. Singapore Time (December 17, 2024 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Bin Xue as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of WEBUY GLOBAL LTD which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3 and 4.

Item 1	By an ordinary resolution, to re-appoint five directors, Bin Xue, Michelle Ting Ting Tan, William Tat-Nin Chang, Fangqin Lin, and Lizhi Qiao, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors.

Bin Xue	☐ For	☐ Against	☐ Abstain
Michelle Ting Ting Tan	☐ For	☐ Against	☐ Abstain
William Tat-Nin Chang	☐ For	☐ Against	☐ Abstain
Fangqin Lin	☐ For	☐ Against	☐ Abstain
Lizhi Qiao	☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, (A) to approve a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000385 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.000000385 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation. The Board urges shareholders to vote “FOR” Proposal Three.

☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two and/or Proposal Three.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual General Meeting, or any adjournment or postponement thereof.

This Proxy is solicited on behalf of the management of WEBUY GLOBAL LTD. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 2024

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.